Exhibit 99.1

Robot Consulting Co., Ltd. to Invest in ¥1 Billion ETH to Advance Legal Technology Development and Build Cryptocurrency Reserve

Tokyo, Japan, September 4, 2025 (GLOBE NEWSWIRE) — Robot Consulting Co., Ltd. (Nasdaq: LAWR) (the “Company” or “Robot Consulting”), a Japanese platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse, today announced that the Company intends to invest a portion of its available cash resources, which may include proceeds from its initial public offering completed on July 18, 2025, toward the investment in Ethereum (ETH). This initiative forms part of the Company’s long-term strategy to integrate blockchain technology with its legal technology initiatives and to establish a reserve of digital assets.

The Company anticipates commencing the investment during the fourth quarter of 2025 and the spring of 2026. The planned investment is expected to be in an amount up to approximately ¥1 billion, although the timing and amount may be adjusted, depending on market conditions and strategic considerations. The Company will mark the valuation of its Ethereum holdings to market on a quarterly basis. Gains or losses on such holdings will be reflected in the Company’s annual financial statements and, if material, will be disclosed to the Company’s investors in a timely manner.

The Company has determined to utilize Ethereum, with its blockchain ecosystem and smart contract functionality, in various aspects of its business. By combining the blockchain and AI data, the Company anticipates that its adaptation and utilization of Ethereum will enhance the Company’s presence in the emerging field of accessible legal services through technology.

Mr. Amit Thakur, Director and Chief Executive Officer of Robot Consulting, commented, “We are pleased to announce this investment in Ethereum, which marks a significant step in aligning our blockchain strategy with our legal technology vision. By utilizing Ethereum, both as a technology platform and as part of our investment strategy, we believe we can enhance corporate value while advancing the development of accessible legal services through technology. Looking ahead, we expect to continue to invest in technologies that strengthen our business model and deliver long-term value to our stakeholders.”

About Robot Consulting Co., Ltd.

Robot Consulting Co., Ltd. is a Japanese platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse. The Company’s major product, “Labor Robot,” is a cloud-based human resource management system that helps users track employee attendance, manage sales orders, and journalize accounting items. Robot Consulting also assists users with grant and subsidy applications and provides consulting and support services for digital transformation to small and medium-sized businesses. Robot Consulting also aims to create more software and services related to digital transformation, legal technology, and the metaverse. The Company is currently developing “Robot Lawyer,” which will enable users to pose metaverse-related legal questions on certain metaverse platforms through Robot Lawyer’s AI-powered chat interface, search legal precedents through an AI-driven search engine, and access lawyer matching services for further legal consultation. For more information, please visit the Company’s website: https://ir.robotconsulting.net.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (“SEC”). Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Robot Consulting Co., Ltd.

Investor Relations Department

Email: ir@robotconsulting.net

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com